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5th January, 2015

The Securities & Exchange Commission

Washington, DC

Attn: Mr. Robert Shapiro

Re: Redfield Ventures Inc.

File No. 000-55001

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 18, 2014

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Filed November 19, 2014

To the Commission,

This non-public correspondence is filed with reference to your Comment Letter of December 16th, 2014. Due to the end of year holidays, the Issuer has requested a one-time extension for its reply to January 12th, 2015 in order to sufficiently address the Comments raised. Your understanding in this matter is greatly appreciated.

Sincerely your’s,

Mauricio Gonzalez, Director